Exhibit 99.3

IMPERIAL CHEMICAL INDUSTRIES PLC – ANNUAL REPORT AND ACCOUNTS 2003

Copies of the ICI Annual Report and Accounts 2003, ICI Annual Review 2003, Notice of Annual General Meeting, draft rules of the proposed ICI Executive Share Option Plan 2004 and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. (0) 20 767 1000

Copies of the Annual Report and Accounts 2003, Annual Review 2003 and Notice of Annual General Meeting will shortly be available for inspection on the Company website at www.ici.com.

Copies of the draft rules of the proposed ICI Executive Share Option Plan 2004 are available for inspection at ICI’s Registered Office, 20 Manchester Square, London, W1U 3AN until the conclusion of the Annual General Meeting on 26th May 2004.

09 March 2004